SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXTREME NETWORKS, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

30226D106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Bob L. Corey

Acting President and Chief Executive Officer

Extreme Networks, Inc.

3585 Monroe Street

Santa Clara, California 95051

(408) 579-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Howard Clowes, Esq.

Edward Batts, Esq.

W. Michael Hutchings, Esq.

DLA Piper US LLP

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$3,260,936	$232.51

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of Extreme Networks, Inc. that may be eligible for exchange in the offer will be exchange pursuant to the offer. These options cover an aggregate of 5,176,089 shares of Extreme Networks common stock and have an aggregate value of $3,260,936 as of February 3, 2010, calculated based on a Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $232.51	Filing Party: Extreme Networks, Inc.
Form or Registration No.: 005-56641	Date Filed: February 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Extreme Networks, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 4, 2010, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on February 10, 2010, in connection with the Company’s offer to exchange certain outstanding stock options granted prior to February 4, 2009 that have an exercise price per share equal to or greater than $3.63 per share for a lesser number of restricted stock units (the “Exchange Offer”) to be granted under Extreme Networks’ 2005 Equity Incentive Plan and cash payments, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit 99(a)(1)(A) to the Schedule TO (the “Offer to Exchange”).

Amended Terms and Conditions of the Exchange Offer

For regulatory purposes, the Company has amended the terms and conditions of the Exchange Offer, as set forth in the Offer to Exchange, as follows. The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1.	Online Election. All references in the Offer to Exchange to online election to participate in the Exchange Offer, including but not limited to those on page iv, in Questions 9 and 12 of the Summary of Terms – Questions and Answers and in The Offer to Exchange: Section 4, Procedures for Surrendering Eligible Options, are revised to state that in addition to online election, a paper copy of the offering materials and the election form may be requested from and returned to Extreme Networks via facsimile at the following number: (408) 579-2699.

2.	Online Withdrawal Election. All references in the Offer to Exchange to online withdrawal election, including but not limited to those in Questions 34 of the Summary of Terms – Questions and Answers and in The Offer to Exchange: Section 5, Withdrawal Rights and Change of Election, are revised to state that in addition to online withdrawal election, a paper copy of the offering materials and withdrawal election form may be requested from and returned to Extreme Networks via facsimile at the following number: (408) 579-2699.

Amended Items of Schedule TO

In addition to effecting the foregoing amended terms and conditions of the Exchange Offer, this Amendment No. 2 supplements Item 12, Exhibits, to add the new exhibit listed below and filed herewith.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO, as amended, that are being amended and supplemented, and unaffected items and exhibits are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO, as amended.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under Summary of Terms – Questions and Answers in the Offer to Exchange, as amended by this Amendment No. 2, is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange, as amended by this Amendment No. 2, under Summary of Terms – Questions and Answers and The Offer to Exchange: Section 1, Eligible Options; Eligible Employees; Section 2, Replacement Restricted Stock Units; Cash Payments; Expiration Date; Section 4, Procedures for Surrendering Eligible Options; Section 5, Withdrawal Rights and Change of Election; Section 6, Acceptance of Eligible Options; Newly Issued Restricted Stock Units; Section 7, Conditions of the Offer; Section 8, Price Range of Our Common Stock; Section 9, Source and Amount of Consideration; Terms of Restricted Stock Units; Section 10, Information Concerning Extreme Networks; Financial Information; Section 12, Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer; Section 13, Legal Matters; Regulatory Approvals; Section 14, Material U.S. Federal Income Tax Consequences; and Section 15, Extension of Offer; Termination; Amendment, is incorporated herein by reference.

(b) Purchases. Members of Extreme’s Board of Directors, executive officers what are subject to the provisions of Section 16 of the Exchange Act, and former employees are not eligible to participate in the Offer. The information set forth in the Offer to Exchange, as amended by this Amendment No. 2, under The Offer to Exchange: Section 4, Procedures for Surrendering Eligible Options; and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.

ITEM 12.	EXHIBITS

The following exhibits are filed with this Schedule TO, as amended:

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for a Number of Restricted Stock Units and Cash Payments, dated February 4, 2010		SC TO-I	(a)(1)(A)	005-56641	02/04/2010

(a)(1)(B)	Form of Announcement Email from Bob L. Corey, Extreme Network’s Acting President and Chief Executive Officer, to Eligible Employees, dated February 4, 2010		SC TO-I	(a)(1)(B)	005-56641	02/04/2010

(a)(1)(C)	Screenshots of Option Exchange Program Website		SC TO-I	(a)(1)(C)	005-56641	02/04/2010

(a)(1)(D)	Form of Expiration Reminder Email Communication to Eligible Employees		SC TO-I	(a)(1)(D)	005-56641	02/04/2010

(a)(1)(E)	Form of Restricted Stock Unit Agreement under the Extreme Networks, Inc. 2005 Equity Incentive Plan		SC TO-I	(a)(1)(E)	005-56641	02/04/2010

(a)(1)(F)	Annual Report on Form 10-K for the fiscal year ended June 28, 2009		10-K		000-25711	08/28/2009

(a)(1)(G)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2009		10-Q		000-25711	10/30/2009

(a)(1)(H)	Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2009		10-Q		000-25711	02/03/2010

(a)(1)(I)	Form of Email Communication to Certain Eligible Employees		SC TO-I/A	(a)(1)(I)	005-56641	02/10/2010

(a)(1)(J)	Form of Additional Expiration Reminder Email Communication to Eligible Employees	X

(b)	Not applicable

(d)	Extreme Networks, Inc. 2005 Equity Incentive Plan		8-K	99.3	000-25711	10/23/2009

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXTREME NETWORKS, INC.

By:	/S/ BOB L. COREY
Name:	Bob L. Corey
Title:	Acting President and Chief Executive Officer

Dated: February 23, 2010

EXHIBIT INDEX

Incorporated by Reference
Exhibit No.	Description	Filed Herewith	Form	Exhibit No.	File No.	Filing Date

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for a Number of Restricted Stock Units and Cash Payments, dated February 4, 2010		SC TO-I	(a)(1)(A)	005-56641	02/04/2010

(a)(1)(B)	Form of Announcement Email from Bob L. Corey, Extreme Network’s Acting President and Chief Executive Officer, to Eligible Employees, dated February 4, 2010		SC TO-I	(a)(1)(B)	005-56641	02/04/2010

(a)(1)(C)	Screenshots of Option Exchange Program Website		SC TO-I	(a)(1)(C)	005-56641	02/04/2010

(a)(1)(D)	Form of Expiration Reminder Email Communication to Eligible Employees		SC TO-I	(a)(1)(D)	005-56641	02/04/2010

(a)(1)(E)	Form of Restricted Stock Unit Agreement under the Extreme Networks, Inc. 2005 Equity Incentive Plan		SC TO-I	(a)(1)(E)	005-56641	02/04/2010

(a)(1)(F)	Annual Report on Form 10-K for the fiscal year ended June 28, 2009		10-K		000-25711	08/28/2009

(a)(1)(G)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2009		10-Q		000-25711	10/30/2009

(a)(1)(H)	Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2009		10-Q		000-25711	02/03/2010

(a)(1)(I)	Form of Email Communication to Certain Eligible Employees		SC TO-I/A	(a)(1)(I)	005-56641	02/10/2010

(a)(1)(J)	Form of Additional Expiration Reminder Email Communication to Eligible Employees	X

(b)	Not applicable

(d)	Extreme Networks, Inc. 2005 Equity Incentive Plan		8-K	99.3	000-25711	10/23/2009

(g)	Not applicable

(h)	Not applicable